UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): April 8, 2019 (April 5, 2019)

HISTOGENICS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36751	04-3522315
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

830 Winter Street, 3rd Floor

Waltham, Massachusetts 02451

(781) 547-7900

(Addresses, including zip code, and telephone numbers, including area code, of principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On April 5, 2019, Histogenics Corporation (“Histogenics” or the “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ocugen, Inc., a Delaware corporation (“Ocugen”), and Restore Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Histogenics (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Histogenics’ stockholders and Ocugen’s stockholders, Merger Sub will be merged with and into Ocugen (the “Merger”), with Ocugen surviving the Merger as a wholly-owned subsidiary of Histogenics.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (i) each share of Ocugen common stock outstanding immediately prior to the Effective Time (excluding shares held by Histogenics, Merger Sub or Ocugen and dissenting shares) will be converted solely into the right to receive a number of shares of Histogenics’ common stock (the “Shares”) equal to the exchange ratio described below, (ii) each outstanding Ocugen stock option will be assumed by Histogenics, (iii) each outstanding Ocugen warrant that is not exercised or terminated in connection with the transactions contemplated by the Merger Agreement will be assumed by Histogenics and (iv) certain Ocugen convertible notes outstanding immediately prior to the Effective Time will convert into Shares based on the exchange ratio (any Ocugen convertible notes not so converted will be included in the calculation of the exchange ratio adjustment discussed below).

Under the exchange ratio formula in the Merger Agreement, the former Ocugen equity holders immediately before the Merger are expected to own approximately 90% of the outstanding capital stock of Histogenics, and the stockholders of Histogenics immediately before the Merger are expected to own approximately 10% of the outstanding capital stock of Histogenics, subject to certain adjustments as described in the Merger Agreement, including additional potential ownership based on Histogenics’ cash at the closing of the Merger (the “Closing”) after taking account, among other things as set forth in the Merger Agreement, any Ocugen convertible notes that are not converted into Shares at the Closing and proceeds from any Divestiture Transactions (as defined below), up to an additional 5% of the outstanding capital stock of Histogenics. The exchange ratio formula includes Ocugen’s outstanding stock options and warrants and Histogenics’ outstanding stock options, warrants and Series A Convertible Preferred Stock. A “Divestiture Transaction” shall mean a sale and divestiture transactions pursuant to which Histogenics shall sell and divest assets pursuant to transaction documents (i) entered into and consummated prior to the Closing, or (ii) entered into prior to the Closing, as to which the only outstanding condition to the consummation thereof is the occurrence of the Merger, and which are to be consummated effective upon the Merger. Divestiture Transactions are expected to include the sale of the assets underlying Histogenics’ Neocart product.

At the Effective Time, the Board of Directors of Histogenics is expected to consist solely of members designated by Ocugen. Following the Closing, Shankar Musunuri is expected to serve as Histogenics’ Chairman of the Board and Chief Executive Officer and Susan L. Drexler is expected to serve as Histogenics’ Interim Chief Financial Officer. Also at the Effective Time, Histogenics will effect a name change to “Ocugen, Inc.” and it is anticipated that trading for Ocugen’s securities will be listed on The Nasdaq Capital Market under the symblol “OCGN.”

The Merger Agreement contains customary representations, warranties and covenants made by Histogenics and Ocugen, including covenants relating to obtaining the requisite approvals of the stockholders of Histogenics and Ocugen, indemnification of directors and officers, Histogenics’ and Ocugen’s conduct of their respective businesses between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, Histogenics will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will contain a prospectus and a proxy statement, and will seek the approval of Histogenics’ stockholders with respect to certain actions, including the following (collectively, the “Histogenics Stockholder Matters”):

•	the Merger Agreement, including the issuance of shares of Histogenics common stock to the Ocugen’s stockholders in connection with the transactions contemplated by the Merger Agreement;

•

the amendment of Histogenics’ restated certificate of incorporation to effect a reverse split of all outstanding shares of Histogenics’ common stock at a reverse stock split ratio as mutually agreed to by Histogenics and Ocugen; and

•	the change of control of Histogenics resulting from the Merger pursuant to pertinent Nasdaq rules.

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, and (v) the listing of the Shares on The Nasdaq Capital Market.

The Merger Agreement contains certain termination rights for both Histogenics and Ocugen, and further provides that, upon termination of the Merger Agreement under specified circumstances, Histogenics may be required to pay to Ocugen a termination fee of $600,000 or Ocugen may be required to pay to Histogenics a termination fee of $700,000, and in other circumstances each party may be required to reimburse the other party’s expenses incurred, up to a maximum of $300,000.

Voting Agreements

In connection with the execution of the Merger Agreement, the executive officers and directors of Histogenics entered into voting agreements with Ocugen and Histogenics relating to the Merger covering less than one percent of the outstanding capital stock of Histogenics, as of date of the Merger Agreement (the “Histogenics Voting Agreements”). Histogenics Voting Agreements provide, among other things, that the stockholders who are parties to the Histogenics Voting Agreements will vote all of the shares held by them in favor of Histogenics Stockholder Matters and against any competing acquisition proposals. The Histogenics Voting Agreements also place certain restrictions on the transfer of the shares of Histogenics held by the respective signatories thereto.

In connection with the execution of the Merger Agreement, certain officers, directors, stockholders and noteholders of Ocugen entered into voting agreements with Histogenics and Ocugen covering approximately 68% of the outstanding capital stock of Ocugen as of date of the Merger Agreement (the “Ocugen Voting Agreements,” and together with Histogenics Voting Agreements, the “Voting Agreements”). The Ocugen Voting Agreements provide, among other things, that the officers, stockholders and investors party to the Ocugen Voting Agreements will vote all of the shares of Ocugen held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any competing acquisition proposals. The Ocugen Voting Agreements also place certain restrictions on the transfer of the shares of Ocugen held by the respective signatories thereto.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, the officers and directors of Histogenics and the officers, directors and certain stockholders of Ocugen entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they accepted certain restrictions on transfers of any shares of Histogenics’ common stock for the 180-day period following the Effective Time.

The foregoing descriptions of the Merger Agreement, the Histogenics Voting Agreements, the Ocugen Voting Agreements and the Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibit 2.1, 2.2, 2.3 and 2.4, respectively, to this report and incorporated herein by reference.

The Merger Agreement (and the foregoing description of the Merger Agreement and the transactions contemplated thereby) has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about Histogenics or Ocugen. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Histogenics and Ocugen intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of Histogenics and Ocugen are urged to read these materials when they become available because they will contain important information about Histogenics, Ocugen and the proposed Merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Histogenics with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Histogenics by directing a written request to: Histogenics Corporation, c/o Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210, Attention: HSGX Secretary. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Histogenics and its directors and executive officers and Ocugen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Histogenics in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Histogenics is also included in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Secretary of Histogenics at the address described above.

Forward-Looking Statements

This report and the press release attached hereto as Exhibit 99.1 contain forward-looking statements based upon Histogenics’ and Ocugen’s current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; the possibility that any grant, sale or transfer of rights to NeoCart technology will occur; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing of the proposed Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Ocugen having sufficient resources to advance its pipeline; the expected charges and related cash expenditures that Histogenics expects to incur; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Histogenics and Ocugen to consummate the proposed Merger; (iii) risks related to Histogenics ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, Histogenics stockholders and Ocugen stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Histogenics common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with the clinical development and regulatory approval of Ocugen’s product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xiv) risks related to unanticipated charges not currently contemplated that may occur as a result of Histogenics’ prior workforce reductions, including that the workforce reduction charges, costs and expenditures may be greater than currently anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 22, 2019, and in other filings that Histogenics makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus/information statement described above under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Histogenics expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 8.01	Other Events.

On April 8, 2019, Histogenics and Ocugen issued a joint press release relating to the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.

2.1	Agreement and Plan of Merger and Reorganization by and among Histogenics Corporation, Ocugen, Inc. and Restore Merger Sub, Inc., dated April 5, 2019*

2.2	Form of Histogenics Voting Agreement, dated April 5, 2019, by and between Ocugen, Histogenics and each of the parties named in each agreement therein

2.3	Form of Ocugen Voting Agreement, dated April 5, 2019, by and between Histogenics, Ocugen and each of the parties named in each agreement therein

2.4	Form of Lock-Up Agreement, dated April 5, 2019, by each of the parties named in each agreement therein

99.1	Joint Press Release of Histogenics and Ocugen, dated April 8, 2019

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 8, 2019	HISTOGENICS CORPORATION

	By:	/s/ Adam Gridley
Adam Gridley
President